Exhibit 99.3

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

(“Randgold Resources”, “Randgold” and the “company”)

INCREASING RESERVES AND UPPING GRADE, RANDGOLD BUCKS INDUSTRY TREND AGAIN

London, 28 March 2013 — Randgold Resources increased its attributable reserves in 2012, despite their depletion from mining in a year that delivered record production. At the same time, the company continued to improve its overall reserve grade.

Randgold’s annual mineral resource and reserve declaration, published today as part of its annual report for 2012, shows total attributable mineral reserve ounces up by 80 320 to 16.36 million. In line with the company’s focus on quality over quantity, the group reserve grade was increased from 3.84 to 3.87g/t, while total attributable resources were down from 28.25 to 27.21 million ounces.

Randgold’s general manager evaluation Rod Quick noted that the grade improvement had been driven principally by the group’s flagship Loulo, Gounkoto and Kibali deposits.

“This ability to add quality ounces from extensions to our known orebodies and to continue converting ounces from the inferred to the indicated category shows the value of our strategy of focusing on world class deposits,” he said.

“It’s also worth noting that we haven’t used the higher gold price to boost our ounces. For the second year running, we have calculated our reserves at a relatively conservative US$1 000/oz of gold while our resources have been estimated at US$1 500/oz.”

At Kibali, the giant gold mine Randgold is developing in the Democratic Republic of Congo, total reserves now stand at 10.92 million ounces at 4.10g/t, up from 10.21 million ounces at 4.04g/t, as a result of grade control drilling in the KCD pit and extension drilling of the 5000 Underground Lode. At Loulo in Mali underground reserves have increased by 90 000 ounces despite mining depletion, principally as a result of grade increases around the Yalea ‘purple patch’ as well as at Gara. The neighbouring Gounkoto open pit mine reported lower reserves, due to mining depletion, but with a significant grade improvement. The incorporation of the low grade Faraba pit into the total Gounkoto reserves caused a lowering of the overall Gounkoto reserve grade from 5.06g/t to 4.73g/t. However the quality of the Gounkoto underground mineral resource improved significantly with grade increasing from 4.66g/t to 6.43g/t and bodes well for the generation of further high grade reserves post the completion of the underground feasibility study. In Côte d’Ivoire, Tongon’s resources and reserves as well as the grade were impacted negatively by the mine’s underperformance in 2012. With last year’s operational problems now under control, however, the mine should be able to drive recoveries up and costs down, which should result in an increase in reserves.

Chief executive Mark Bristow said while the gold mining industry in general was decreasing the grade at which it mined in order to maintain production profiles, and thus intensifying cost pressures, Randgold was able to replace its depleted ounces at a higher grade.

“The measure of a gold mining company’s value is not only its resource and reserve base, but also the way in which it invests in the future. Randgold is strategically well positioned, with a substantial portfolio of quality greenfields prospects. We continue to explore aggressively across West and Central Africa’s most prospective gold belts. We’re also looking to expand our footprint there through joint ventures with junior exploration companies, some of whom hold good assets but are unable to develop them in a stressed market,” Bristow said.

RESOURCE AND RESERVE DECLARATION at 31 December 2012 (abridged)

Mine/project	Category	Tonnes (Mt)	Grade (g/t)	Gold (Moz)	Attributable gold (Moz)
MINERAL RESOURCES

Kibali				45%
Measured and indicated	134.68	3.48	15.08	6.78
Inferred	55.40	2.20	3.91	1.76
Loulo				80%
Measured and indicated	56.22	4.67	8.45	6.76
Inferred	16.74	3.36	1.81	1.45
Gounkoto				80%
Measured and indicated	26.78	4.80	4.13	3.30
Inferred	4.03	3.75	0.49	0.39
Morila				40%
Measured and indicated	4.90	1.56	0.25	0.10
Inferred	41.33	0.43	0.58	0.23
Tongon				89%
Measured and indicated	35.34	2.63	2.99	2.66
Inferred	10.06	2.69	0.87	0.78
Massawa				83%
Indicated	37.33	2.65	3.18	2.65
Inferred	3.36	3.92	0.42	0.35

TOTAL MEASURED AND INDICATED RESOURCES	295.25	3.59	34.07	22.25

TOTAL INFERRED RESOURCES	130.92	1.92	8.08	4.95

MINERAL RESERVES
Kibali				45%
Proven and probable	82.89	4.10	10.92	4.91
Loulo				80%
Proven and probable	39.97	4.93	6.34	5.07
Gounkoto				80%
Proven and probable	18.32	4.73	2.78	2.23
Morila				40%
Probable	4.88	1.51	0.24	0.09
Tongon				89%
Proven and probable	33.79	2.43	2.64	2.35
Massawa				83%
Probable	20.73	3.07	2.05	1.70

TOTAL PROVEN AND PROBABLE RESERVES	200.60	3.87	24.96	16.36

ENQUIRIES

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgoldresources@dpapr.com

Website: www.randgoldresources.com

Randgold reports its mineral resources and mineral reserves in accordance with the JORC code and are equivalent to National Instrument 43-101. The reporting of ore reserves is also in accordance with SEC Industry Guide 7. Open pit mineral resources consist of insitu mineral resources at a 0.5g/t cut-off falling within a US$1 500/oz optimised pit shell. Underground mineral resources are those mineral resources falling below the open pit resources reported at cut-off grades of between 1.5g/t to 2.0g/t. Open pit and underground mineral reserves are economic at a gold price of US$1 000/oz, except for the Morila pit which is calculated at a gold price of US$1 300/oz. Open pit reserves are calculated at a weighted average cut-off grade of 1.08g/t. Our underground reserves are calculated at a weighted average cut-off grade of 2.34g/t. Our stockpile reserves at Morila are calculated at a cut-off grade of 0.68g/t. Dilution and ore loss are incorporated into the calculation of reserves. Addition of individual line items may not sum to sub totals because of the rounding off to two decimal places. Mineral resources are inclusive of mineral reserves.

COMPETENT PERSONS:

Yalea and Gara mineral resources from Loulo were calculated by Mr Abdoulaye Ngom, an officer of the company, under the supervision of Mr Jonathan Kleynhans, an officer of the company and Competent Person. Loulo 3 and Baboto mineral resources from Loulo were calculated by Mr Ivan Doku, an independent consultant, and reviewed by Mr Jonathan Kleynhans, an officer of the company and Competent Person. Faraba mineral resources from Gounkoto were calculated by Mr Jonathan Kleynhans, an officer of the company and Competent Person. Tongon mineral resources were calculated by Mr Mamadou Ly and Mr Babacar Diouf, both officers of the company, under the supervision of Mr Jonathan Kleynhans, an officer of the company and Competent Person. Morila mineral resources were calculated by Mr Adama Kone, an officer of the company, under the supervision of Mr Jonathan Kleynhans, an officer of the company and Competent Person. Kibali mineral resources were calculated by Mr Ernest Doh, an officer of the company and Competent Person. Morila open pit resources were calculated by Miss Paula Oligive, an independent consultant, under the supervision of Mr Jonathan Kleynhans, an officer of the company and Competent Person. Gounkoto mineral resources were calculated by Mr Fredrick de Bruin, an independent consultant, under the supervision of Mr Jonathan Kleynhans, an officer of the company and Competent Person. Mr Johan Kleynhans and Mr Rodney Quick are members of SACNASP and both have sufficient experience in the style of mineralisation and types of deposits under consideration and the activity which they are undertaking as Competent Persons as defined in the 2004 addition in the ‘Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves’.

The Loulo, Tongon, Morila and Gounkoto open pit mineral reserves were calculated by Mr Shaun Gillespie, an independent consultant and Competent Person and member of SAIMM. Kibali open pit mineral reserves were generated by Mr Nicholas Coomson, an officer of the company and Competent Person and member of AusIMM. Loulo underground reserves were calculated by Mr Mamou Toure, an officer of the company, and reviewed by Mr Mark Odell, an independent consultant and Competent Person and practising professional engineer. Massawa mineral reserves remain unchanged from last year and were calculated by Mr Onno ten Brinke, an independent consultant and Competent Person and member of AusIMM, and reviewed by Mr Rodney Quick, an officer of the company and Competent Person. The Kibali underground mineral reserves were calculated by Mr Tim Peters of Piran Mining and reviewed by Mr Dan Donald of Mine RP, both independent consultants and Competent Persons and members of AusIMM. All Competent Persons have sufficient experience in the style of mineralisation and types of deposits under consideration and the activity which they are undertaking as Competent Persons as defined in the 2004 addition in the ‘Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves’.

ANNUAL REPORT:

Randgold has posted its annual report for the year ended 31 December 2012 to shareholders and its Form-20F for the same period is expected to be filed with the United States Securities and Exchange Commission (‘SEC’) today. Once published, both reports will be available on the company’s website at www.randgoldresources.com for viewing and/or downloading. Shareholders can download a copy of the proxy form from our website and those wishing to appoint a proxy via the CREST system should do so via the issuer’s agent (ID number 3RA50). Details regarding the submission of proxies can be obtained from the notice of annual general meeting section, also on the website at www.randgoldresources.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:

Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the SEC). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.